1Q 2006 Operating Performance April 11, 2006

Figures provided in this presentation are based on unaudited non-consolidated financial statements of the Company for the first quarter of 2006. Certain contents in this presentation are subject to change during the course of auditing process.

I. 1Q.'06 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2006 Business Plan ^

Productions/Sales (in thousand tons) Production and sales dropped due to rationalizations of major facilities and weak market condition Exports increased through expanding sales to high price market such as US, and exploring alternative market such as Middle East Inventory reduced to normal level through production adjustment * 1Q.06 Major Facility Rationalizations - Pohang #3 BF refurbishment: Mar.7 ~ May 8 (63 days) ^ Crude steel production decrease 440K ton - Pohang #2 HR rationalization: Mar.9 ~ May 2 (55 days) ^ Production decrease 640K ton 2005 2005 2006 1Q 1Q 4Q 2006 1Q Quarter-on-Quarter Quarter-on-Quarter Crude Steel Crude Steel 7,593 7,857 7,339 ^518 ^6.6% Finished Products (FP) Finished Products (FP) 7,436 7,561 6,979 ^582 ^7.7% FP Sales FP Sales 7,335 7,300 7,126 ^174 ^2.4% Domestic 5,512 5,203 4,891 ^312 ^6.0% Export (%) 1,823 (24.9) 2,097 (28.7) 2,235 (31.4) 138 (2.7) 6.6% - FP Inventory FP Inventory 375 891 652 ^239 ^26.8%

Sales by Product (in thousand tons) Rationalization of HR mill and maintenance of Electrical Steel and STS mills lead to reduction of related products Production and sales of premium strategic products increased, enhancing product mix ? Strategic Product Ratio : 47.7%(1Q.05) ? 48.4%(4Q.05) ? 53.7%(1Q.06) * '06 Target: 52.4% 2005 2005 2006 1Q 1Q 4Q 2006 1Q Quarter-on-Quarter Quarter-on-Quarter Hot Rolled 2,290 2,485 2,114 ^371 ^14.9% Plate 873 884 948 64 7.2% Wire Rod 519 456 498 42 9.2% Cold Rolled 2,666 2,562 2,676 114 4.4% Electric Steel 194 176 164 ^12 ^6.8% Stainless 517 475 448 ^27 ^5.7% Others 276 262 278 16 6.1% Total 7,335 7,300 7,126 ^174 ^2.4%

Income Summary (in billion KRW) ? Average sales price 2Q.05 3Q.05 4Q.05 1Q.06 - Carbon Steel 671 ^ 665 ^ 617 ^ 560 (thousand KRW) - Stainless Steel 2,167 ^ 1,972 ^ 1,799 ^ 1,755 ( ^ ) 2005 2005 2006 1Q 1Q 4Q 2006 1Q Quarter-on-Quarter Quarter-on-Quarter Revenue Revenue 5,656 5,203 4,664 ^539 ^10.4% CoGS CoGS 3,613 3,848 3,605 ^243 ^6.3% Operating Income Operating Income 1,776 1,088 790 ^298 ^27.4% OP Margin 31.4 20.9 16.9 ^4 - Net Income Net Income 1,308 381 681 300 78.7% Profit Margin 23.1 7.3 14.6 7.3 - * Sales Price Adjustment (Jan.2 '06) : Price cut by 4~17% depending on products * 4Q.'05 non-op. expenses:Outsourcing costs 339 billion KRW, Equity in losses of investees 120 billion KRW Operating income decreased due to drop in steel price and sales COGS decreased due to cost-savings initiatives and appreciation of KRW

Financial Structure (in billion KRW) * Changes in interest bearing debt - Debt repayment at maturity (Samurai Bond): 30 billion JPY (Mar.8,'06) - Issuance of domestic debentures : 300 billion KRW (Mar.21,'06) Fixed Assets increased due to #1 FINEX & #6 CGL investments and acquisition of additional Posco-Power shares Current Assets and Liabilities decreased due to payments of dividends and outsourcing costs 2005 2005 2006 1Q 1Q 4Q 2006 1Q Quarter-on-Quarter Quarter-on-Quarter Assets Assets 21,713 24,207 23,627 ^580 ^2.4% Current Assets Fixed Assets 8,003 13,710 8,399 15,808 6,658 16,969 ^1,741 1,161 ^20.7% 7.3% Liabilities Liabilities 5,110 4,685 3,871 ^814 ^17.4% Debt 2,369 1,417 1,434 17 1.2% S/H Equity S/H Equity 16,603 19,522 19,756 234 1.2%

Financial Ratios

posco

Operating Margin (%)



15.6
21.3
25.5
27.2
16.9
'02
'03
'04
'05
1Q.06

Liability-to-Equity Ratio (%)



52.3
42.1
32.6
24.0
19.6
'02
'03
'04
'05
1Q.06

Equity Ratio (%)



65.7
70.4
75.4
80.6
83.6
'02
'03
'04
'05
1Q.06

Share Price (KRW)

(Quarterly closing price)



201,000
182,500
234,000
202,000
250,500
'05.1/4
'05.2/4
'05.3/4
'05.4/4
1Q.06

8

^ I. 1Q 06 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2006 Business Plan

Technology Leadership : Strip Casting 1 Technology Leadership : Strip Casting 1 Summary of Strip Casting Demo Plant - Production Capacity : 600 thousand tons/yr, Produced steel type : STS 304 - Investment Benefit : Cost reduction in STS manufacturing & Production increase of using surplus capacity poStrip(r)

Technology Leadership : Strip Casting 2

posco

poStrip®

- **Process Outline**
  - Replacing conventional process of continuous casting → reheating → rolling, with a new process that directly produces HRC from molten steel

Conventional

Steel -making | Casting | Grinding Reheating | Rolling(HR)



200 mm
32 mm
2.7 ~ 6 mm
70 m
500 m
Black Coil

Strip Casting

Steel - Making | S/C | Rolling



1.6 ~ 3. 0 mm
70 m
Black Coil

Simplify Black Coil production process by casting strips directly using Twin-Roll, followed by in-line rolling process

- **Development Status**
  - '89 ~ '94 : Pilot Plant Operation (5tons)
  - '01 : Pilot Plant Quality Confirmed (13tons)
  - Jun.'04 ~ Jul.'06: Demo Plant Construction

11

Distinctive economic and environmental benefit compared to the conventional process (Casting + HR) Conventional Process Processing Cost 0 50 100 poStrip Investment Cost 60% 65% Economic Benefit Conventional Process poStrip 0 50 100 14% 7% 30% SO2 NOx CO2 Environmental Benefit Technology Leadership : Strip Casting 3 poStrip(r)

India Project

POSCO



Meeting with President of India (Feb. 8)

"We ask for active cooperation from Indian government in Steel Mill Construction"



Meeting of Officials from the Two Countries (Feb.17)

"The govt. is giving 120% support, and has organized TFT, which now is in action"
(Indian Ambassador to Korea)



Posco Employees Learning Local Culture (Mar.10)

"Don't be surprised to find POSCO employees wearing traditional Indian costumes and speaking in local language"
(India Economic Times)

< Development Schedule >

■ '06

- **Opened construction office in Paradeep (Jan)**
- **Completed basic design of private harbor (Jan)**
- **The 1st Monthly Interministrial Meeting held by the central government (Mar)**
- **Mine prospecting license, purchase of site, steel mill construction permission scheduled**

■ '07

- **File application for mining rights**
- **Groundbreaking for plants and harbor**

■ '08 ~ '10

- **Steel Mill Construction (Phase 1)**

< Sunrise in Paradeep >

13

Major domestic capital investments

posco

Pohang # 3BF Refurbishment (2nd)

- Period : '06.3.7 ~ 5.8 (63days)
- Impact
  - Expansion of BF : additional 450K tons/yr (3,050 → 3,500K tons/yr)
  - Increase in BF top gas pressure recovery turbine, longevity of life expanded
- Targeting world record in repair time by employing '3 Block construction method*' (66 → 63days)

* 17.2years since the 1st refurbishment (Jan.'89)
 - longest and largest operating result

* 3 Block construction method
 : Dismantle and refurbish in three large sections



< Pohang #3BF Blowing Out Ceremony >

Gwangyang #6 CGL Construction

- Purpose
  - Response to growing quality demand for auto steel
  - Expand production capacity for high quality, high tensile coated steel to meet Strategic Product sales target
- Automotive Exclusive Line (GA : 96%)
- Production Capacity : 400K tons/yr
- Construction period : Sep.'04~Jun.'06 (currently in trial run)



14

Strategic Product Service Specialization Completion of tailored Auto parts factory ? Hot Press Forming - Pressing at over-900^C, followed by rapid cooling, manufacturing 150~200kg-bearing auto parts (1mn/yr) Hydroforming of STS for ventilators - Manufacture with high pressure to produce complicate parts - Supplying 0.3mn (annually) to domestic and overseas steel companies ? Together with TWB, provides Total Solution to customer through 'high strength·light-weight' to customer through 'high strength·light-weight' to customer through 'high strength·light-weight' to customer through 'high strength·light-weight' to customer through 'high strength·light-weight' to customer through 'high strength·light-weight' to customer through 'high strength·light-weight' to customer through 'high strength·light-weight' to customer through 'high strength·light-weight' to customer through 'high strength·light-weight' to customer through 'high strength·light-weight' to customer through 'high strength·light-weight' < POS-TPC, Thailand > Localization of steel processing service Mexico POS-MPC joint-contract (Jan.'06) - Completion by Dec.'06 - Size : 170K tons/yr of automotive steel - Supply high quality auto sheets to local factories of US and Japanese origin India POS-IPC groundbreaking (Jan.'06) - Completion by Oct.'06 - Size : 130K tons/yr of Electrical & CR sheet - Add'l capacity for transformer core planned Thailand POS-TPC completion (Jan.'06) - Size : 120K tons/yr of automotive steel - Meet local demand, together with POS-THAI, - TWB planned: final target of 200K tons ? POSCO expects to run 14 overseas steel processing center by '06/E

New Demand · New Market Development Upgrading Demand for Steel Plates Application of TMCP* on Ilsan bridge (first time in Korea) - Reduce manufacturing cost by 22%, simplifying the structure · Improved weldability and yield point compared to commodity grade steel, reducing use of steel ? Implication - 100K tons of demand expected for bridges ('08) · Highways bridges between Iksan~Jangsoo, etc - Advantageous for tall buildings and highways *TMCP (Thermo Mechanical Controlled Process) Supplying API Steel to South West Asia Contract with India API steel pipe company (Jan.'06) - Size : 27K tons/yr - 0.8~1mn tons of API to be sold to SW Asia & Middle East every year - Secure demand from SW Asia, and prepare for rise in demand in Middle East & Africa *API (American Petroleum Institute) Steel : high quality HR and plates for manufacturing steel pipes carrying oil and gas Supplying STS HR to Middle East Contract with USCO*, Bahrain (Feb.'06) - Size : 33K tons/yr - Secure stable customer base for STS products in Middle East *USCO : The 1st STS CR Company in Middle East (Operation expected to begin in Jan.'07) < TMCP steel in Ilsan bridge >

Investment in Raw Materials & Energy

POSCO

Nickel mining · refining joint-corporation

- **Impact**
  - Stable and economical supply of Nickel (30K tons/yr)
- **Joint-venture**
  - Partner : SMSP (New Caledonian iron ore exporter)
  - For 30yrs (Share: SMSP 51%, POSCO 49%)

	Mining Company	Refining Company
Supervision	SMSP	POSCO
Location	New Caledonia	Within Gwangyang works
Investment	Nickel mining right, U$352mn cash	

- **Business Plan**
  - '06.4 : Establishment of joint corporation
  - '07.5 : Groundbreaking for refinery plant (Completion by Dec.'08)


< Nickel Mining >


< SMSP Refinery >

Acquisition of POSCO Power

- **Promoting growth through acquisition of remaining 50% of stake**
  - Jul.'05, 1st share acquisition (50%)

* POSCO Power (Location : Incheon)
- Capacity : 1,800MW (450MW×4) combined cycle
- Stable profit guaranteed as the largest LNG electric power station in Korea; profitability expected to increase with capacity expansion, located in metropolitan area with shortage in electric power


< POSCO Power >

Major Business Activities

POSCO

38th AGM of Shareholders

- Separation of Representative Director & BoD Chairman
  - Reinforcing independence of BoD & monitoring of management
- Abolition of stock option system
  - Settle negative view on stock option & lay foundation to review alternative
- Establishment of "CEO Candidate Recommendation Committee"
  - Independent and transparent nomination
- Clarifying responsibilities and rights for each division
  - Strengthen responsibility of each division & improve decision making process (5 Divisions)
  - Management flexibility for business expansion & global business promotion
- Dividend Payout : 8,000KRW per share
  - Dividend earning ratio : 3.96% ('05/E)

6 Sigma 8th Wave

- Completion of 'POSCO 6 sigma'
  - Maximizing financial achievements through 'Strategic product development' & 'Strengthening cost competitiveness'
  - Company-wide Quick 6 sigma activities
  - Expand support to subsidiaries and subcontractors create synergy

< 6 Sigma Activity Result & Plan >

		'02 ~ '05	'06 Plan
Financial effect (bn KRW)		1,433	650
Belt certified employees		4,465	2,200
	MBB	84	37
	BB	372	183
	GB	4,009	1,980

* Financial effect : Direct cost saving, Sales expansion, labor productivity and cash flow improvement, etc

18

Cost Competitiveness Cross-Functional Reduction Initiatives between Operation and Purchasing - Mega-Y project to reduce raw material cost in Cokes & iron making · develop blending technology to use more low cost raw material - Steel making sector cost reduction task force · Use of low cost raw material, low cost quality- design, economical procurement Improve Energy Efficiency Increase gas recycling and improve efficiency in electricity generation Raw materials Maintenances Energy Revised Cost Savings Target to 890 billion KRW (previous target 510 bn) Achieve realistic cost saving by cutting cash cost Efficiency in Maintenance Investment - Extend repair cycle and durability of parts - Continuously expand global sourcing - Direct contract to cut logistics cost - Suppliers' ESI (Early Supplier Involvement)

Practice of Corporate Citizenship ? "1st Edison Innovation Award"(Feb.'06) from the Edison Preservation Foundation - Innovative products and entrepreneurial spirits (esp. FINEX) ? "Transparent Management Award"(Feb.'06) from the Korea Employers Federation - Fair and open, socially responsible management ? "Respected Enterprise's Award"(Feb.'06) from the Federation of Korean Industries - Corporate governance, ethical culture, cooperation with small businesses, corporate citizenship, labor practice ? "Coexistence Management Award"(Feb.'06) from the Financial News - Introducing benefit sharing, increasing business with small vendors, providing financial and technological support to small businesses

^ I. 1Q 06 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2006 Business Plan

? Price to be stable through 1H.06 - US & Japanese mills to control production and inventory to drop with production cut China steel price, biggest uncertainty - Regional price gaps to narrow as exports rise from China to EU & US - Oversupply of commodity steel from in China remains '06. Global Steel Market Outlook < Global Steel Supply-Demand Outlook > Price difference by grade continued - Strong pricing for high-end products - Low pricing for commodity steel due to excessive supply in China Regional price gaps remained - Inventory cut stabilized price in EU&US - China's overflow weaken price in Asia '05. Global Steel Market Trend '04 '05 '06 Global economic growth(%) 5.1 4.3 4.3 Steel Demand (bn ton) 979 1,018 1,092 Crude Steel Capacity (bn ton) 1,058 1,124 1,162 * Global Economic Growth : IMF('05.9) / Economic Demand : IISI('06.3) / Capacity : WSD('06.3) Global Steel Market Trend 1 Gradual recovery in global steel market: demand increase, inventory adjustment and turnaround in Chinese market

Global Steel Market Trend 2

POSCO

❑ Stable price in EU&US, price recovery in Asia

< Regional Market HRC Price >

(Unit: US$/T)

Remains highest-price region due to low operating rate and supply/demand gap
Midwest : 617(Nov.'05) → 617(Dec.) → 606(Jan.'06) → 606(Feb.) → 628(Mar)

Increased demand resulting increased price of local mills and imports
Germany : 504(Nov.'05) → 489(Dec.) → 497(Jan.'06) → 491(Feb.) → 505(Mar.)

Price rise continues as domestic demand and export to high price market increase
Guangzhou : 344(Nov.'05) → 334(Dec.) → 350(Jan.'06) → 383(Feb.) → 416(Mar.)

Spot price remain stable as import price from China rises and inventory drops
Seoul·Incheon : 530(Nov.'05.) → 504(Dec.) → 537(Jan.'06) → 537(Feb.) →543(Mar.)

Steel supply remains tight due to high demand from economic recovery
Tokyo : 546(Nov.'05) → 556(Dec.) → 565(Jan.'06) → 556(Feb.) → 556(Mar.)

ASEAN

Price on the rise as imports decrease and import price from China rises
Thailand : 505(Nov.'05) → 480(Dec.) → 458(Jan.'06) → 468(Feb.) → 505(Mar.)

23

Market recovery due to stable economic growth, increase in export, and shortage in domestic supply China Steel Industry 1 Steady growth in major flat product consuming industries (POSCO-China,'06.1) < 2006 Domestic Production Outlook in Key Industries > 26.3% 8.3% 6,000 6,500 10.7% 13.9% 5,616 6,400 14.5% 16.9% 50,560 59,100 19.1% 17.8% 15,674 18,447 '05(E) '06(F) ('000 Units) ('000 Units) (billion Rmb) ('000 GT) '05(E) '06(F) '05(E) '06(F) '05(E) '06(F) 300 400 500 600 Baoshan Angang Spot 562 468 406 348 350 383 (U$) ^ Price : Guangzhou Spot Price (HR 3.0mm) * Inventory : Dalian, Tianjin, Guangzhou HR + CR ? Inventory (1,000 ton) HR (U$/T) 1,310 1,820 2,040 2,028 1,681 453 '05.1/4 2/4 3/4 4/4 '06.1 2 3 2/4 (Posco-China) 352 416 1,591 400 316 1,410 < HRC Price & Inventory Trend in China> Shipbuilding Automobile Home Appliance Construction

Uncertain of price stability as new facilities begin operation 2003 2004 2005 2006(F) Crude Steel Production Crude Steel Production 222 281 349 419 Steel Product Production Steel Product Production 236 296 361 434 Import Export Import Export 38 10 32 17 25 20 18 32 Net Export ^28 ^15 ^5 14 Consumption Consumption 264 311 366 420 (POSRI '06.3) Government to restructure industry through consolidation and limiting expansion (Unit : mn tons) Net exporter status to continue, but net importing of flat products remain < Steel Market Trends in China > <Yr 2010> <Yr 2020> Market Share of 10 Majors : 50% Foster regional major companies 2 companies with more than 30mn ton, several with more than 10 mn ton Market Share of 10 Major : 70% Consolidation among existing mills Closing down small-scales facilities - '06: < 200^, '07: < 300^ <Restructuring> - 11th 5 Year Plan('06~'10) : Limit capacity to 400mn ton/yr, close 100mn ton of old & inefficient mills China Steel Industry 2

Stable growth as production of flat increase and demand for long product recovers '05 '06 YoY(%) 1H '05 1H '06 YoY(%) Domestic Consumption 11,513 22,789 11,923 23,357 2.5% Production 14,986 29,872 15,659 30,890 3.4% Import 2,186 4,336 2,104 4,260 ^1.8% Export 5,659 11,554 5,839 11,793 2.1% < Domestic Flat Product Supply-Demand Forecast > (Unit : thousand ton) (POSRI '06.1) Domestic Steel Industry 1 Flat: 3.4% growth with stable growth of demand industry & downstream capacity expansion Long: 3.2% growth as construction industry recovers and production increases Domestic inventory of flat product continues to decline < Domestic Flat Product Inventory Trends > (Unit : Thousand ton) Sharp drop in HR inventory as supply decrease, but slight rise in CR?Coated inventory as auto production slows '05.1/E '05.6/E '05.10/E '05.12/E '06.1/E '06.2/E 1,810 2,570 3,470 3,190 3,010 2,880 930 880 1,490 1,080 1,920 1,550 1,770 1,420 1,500 1,510 1,370 1,510 HR CR·Coated Steel * Includes producer, distributor, and consumer

Growth continue for major industries as demand for appliance and construction pick up 6.5% 5.6% 3,696 3,903 '05(E) '06(F) 14.2% 3.3% 17,299 17,868 '05(E) '06(F) Shipbuilding (thousand GT) Automobile (thousand vehicles) High oil price leading to increased orders for LNG carriers and high value-added vessels such as oil prospecting ships and ocean plants Recovery in domestic sales and increase in exports as growth in developing countries continues 0.4% 2.0% 118,188 120,586 '05(E) '06(F) Construction (billion KRW) E&C investment to increase 1.4% in 1H06 and 2.6% in 2H06 due to new town development project (POSRI,'06.1) -2.3% 2.9% 33,881 34,857 '05(E) '06(F) Home Appliance (billion KRW) Demand increase as domestic consumption recovers and export grows Domestic Steel Industry 2 < Production Forecasts for Major Steel Consuming Industries >

Raw Material Price Trends

posco

Coal & Iron Ore

- **Coal**
  - Price decrease from supply increase (91% contract signed)
    - Hard Coking coal -9%, Semi-soft -30%, PCI coal -34%
- **Iron Ore**
  - Upside & Downside risk co-exist
    - Increased consumption in China and supplier's initial investment burden for expansion
    - Slowing growth rate of demand in China and easing of supply shortage with new capacity

Nickel & Scrap

- **Nickel**
  - Strong price for non-steel metal including Nickel
    - Strong price trend to slow down from 2H06
    - Seasonal downturn in market expected in summer
- **Scrap**
  - Price rise to slow as supply/demand stabilize
    - High inventory at steel mills and consumption decrease

< Coal Supply-Demand Forecast >

(million ton)

	2004	2005(A)	2006(B)	B-A
Demand (A)	196	207	218	11
Supply (B)	192	212	221	9
B - A	-4	5	3	-

* Macquarie Research(Oct.'05, Seaborne trading)

< Iron Ore Supply-Demand Forecast >

(million ton)

	2004	2005(A)	2006(B)	B-A
Demand	607	660	697	37
China	208	265~275	295~320	30~45
Supply	608	663	730	67

* Supply/Demand : POSCO('05.12)
* Demand from China : Baoshan, Barlow Yonker(Jan.'06)

28

^ I. 1Q 06 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2006 Business Plan

The data above represents the Company's internal objectives, and should not be used as a basis for investment decisions 2006 Business Plan 2005 2006(F) Crude Steel Production (mm tons) 30.5 30.1 - Consolidated Production 31.4 31.2 Sales Volume (mm tons) 28.7 29.2 Revenue (KRW tr) 21.7 19~20 - Consolidated Revenue 26.3 24~25 ? CAPEX (KRW tr) 3.7 3.9

1Q 2006 Operating Performance April 11, 2006